FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	August 9, 2023	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan for the second quarter ended June 30, 2023

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the second quarter ended

June 30, 2023

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the Second Quarter of Fiscal 2023	11

III	Company Information

	(1) Shares	12

	(2) Directors and Executive Officers	17

IV	Financial Statements

	(1) Consolidated Financial Statements	18

	(2) Other Information	57

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Six months ended June 30, 2023	Six months ended June 30, 2022	Three months ended June 30, 2023	Three months ended June 30, 2022	Year ended December 31, 2022
Net sales	1,992,007	1,878,149	1,020,882	998,799	4,031,414
Income before income taxes	188,662	152,893	101,128	85,196	352,440
Net income attributable to Canon Inc.	121,813	105,000	65,403	59,025	243,961
Comprehensive income (loss)	318,742	375,570	222,920	215,105	476,959
Canon Inc. shareholders’ equity	—	—	3,301,352	3,133,326	3,113,105
Total equity	—	—	3,545,059	3,363,751	3,349,030
Total assets	—	—	5,571,311	5,154,144	5,095,530
Net income attributable to Canon Inc. shareholders per share:
Basic (yen)	120.36	100.82	64.78	56.85	236.71
Diluted (yen)	120.31	100.79	64.75	56.83	236.63
Canon Inc. shareholders’ equity to total assets (%)	—	—	59.3	60.8	61.1
Net cash provided by operating activities	154,057	128,579	—	—	262,603
Net cash used in investing activities	(94,369)	(83,395)	—	—	(180,820)
Net cash provided by (used in) financing activities	98,675	(22,509)	—	—	(146,844)
Cash and cash equivalents at end of period	—	—	542,209	454,322	362,101

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S. GAAP.

The Canon Group (consisting of the Company, 332 consolidated subsidiaries, and 10 affiliates accounted for using the equity method, as of June 30, 2023, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as printing, imaging, medical, industrial and others and corporate. No material change in Canon’s business has occurred during the six months ended June 30, 2023.

No additions or removals of significant group entities have occurred during the six months ended June 30, 2023.

II.	The Business

(1)	Risk Factors

No new material risks have been identified during the six months ended June 30, 2023. No material changes have been identified pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Looking back at the first half of 2023, although economic recovery showed signs of weakness in some regions, there was a moderate recovery overall. By region, in the United States, thanks to the strong employment situation, consumer spending remained steady. In Europe, however, the economy remained stagnant due to the downward pressure caused by rising interest rates. In China, despite domestic demand recovering thanks to the lifting of the government’s Zero-COVID strategy, the demand in real estate markets decreased. In other emerging countries, the economy remained solid, mostly centering around consumer spending and the service industry. In Japan, the economy recovered moderately driven by solid export, the recovery of consumer spending and capital investments.

In the markets in which Canon operates, while concerns about an economic slowdown due to inflation and rising interest rate affected some markets, businesses remained firm thanks to the recovery of supplies following the resolution of component shortages and logistical disruptions. On a product basis, demand for office multifunction devices (MFDs) remained firm thanks to strong demand for high-productivity printing. For inkjet printers, the demand from customers working from home slowed. For laser printers, while demand slowed due to the curbing of corporate investments, new demand was generated through diversifying work styles. For cameras, demand remained solid, mainly for mirrorless cameras. For medical equipment, while there was a drop-off following a period of increased demand last year in response to the COVID-19 pandemic, demand remained firm mainly in Europe. For semiconductor lithography equipment, although demand for memory devices declined, investments stayed robust mainly for power devices, analog devices, and sensors. For FPD (Flat Panel Display) lithography equipment, demand declined due to reduced investments by panel manufacturers.

The average value of the yen during the second quarter and the first half of the year was ¥137.57 and ¥135.09 against the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥8 and a year-on-year depreciation of approximately ¥12, and ¥149.62 and ¥145.88 against the euro, respectively, a year-on-year depreciation of approximately ¥12 and a year-on-year depreciation of approximately ¥11.

(2)	Operating Results and Financial Conditions (continued)

[Second quarter results]

Summarized results of the consolidated statements of income for the three months ended June 30, 2023 and June 30, 2022 are as follows:

	Millions of yen (except per share amounts and percentage data)
	Three months ended June 30, 2023	Change	Three months ended June 30, 2022
Net sales	1,020,882	+2.2%	998,799
Gross profit	484,771	+4.5	464,038
Operating expenses	392,497	+7.4	365,563
Operating profit	92,274	-6.3	98,475
Other income (deductions)	8,854	—	(13,279)
Income before income taxes	101,128	+18.7	85,196
Net income attributable to Canon Inc.	65,403	+10.8	59,025

Net income attributable to Canon Inc. shareholders per share:
Basic	64.78	+13.9	56.85
Diluted	64.75	+13.9	56.83

As for the second quarter, net sales for the second quarter increased by 2.2% year-on-year to ¥1,020.9 billion due to solid demand and new products that were well-received in the market, as well as the favorable effects of depreciation of the yen. Net sales for the first half of the year increased by 6.1% year-on-year to ¥1,992.0 billion. Gross profit as a percentage of net sales increased by 1.0 points year-on-year to 47.5% due to well-received adjustments to product prices, improvement of product costs, resulting from easing of component shortages and logistics disruptions, and depreciation of the yen. Gross profit for the second quarter increased by 4.5% year-on-year to ¥484.8 billion. Operating expenses increased by 7.4% year-on-year to ¥392.5 billion due to an increase in sales personnel and sales-related expenses accompanying a growth in sales. In addition, operating expenses denominated in foreign currencies increased due to the depreciation of the yen. As a result, operating profit decreased by 6.3% year-on-year to ¥92.3 billion. On the other hand, operating profit for the first half of the year increased by 1.2% year-on-year to ¥176.7 billion. Other income (deductions) increased by ¥22.1 billion year-on-year to ¥8.9 billion, due to gain on valuation of securities and a decrease of currency exchange losses from liabilities denominated in foreign currencies. As a result, income before income taxes increased by 18.7% year-on-year to ¥101.1 billion and net income attributable to Canon Inc. increased by 10.8% year-on-year to ¥65.4 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥64.78 for the second quarter, a year-on-year decrease of ¥7.93.

(2)	Operating Results and Financial Conditions (continued)

[First-half results]

Summarized results of the consolidated statements of income for the six months ended June 30, 2023 and June 30, 2022 are as follows:

	Millions of yen (except per share amounts and percentage data)
	Six months ended June 30, 2023	Change	Six months ended June 30, 2022
Net sales	1,992,007	+6.1%	1,878,149
Gross profit	938,781	+9.4	858,430
Operating expenses	762,032	+11.4	683,815
Operating profit	176,749	+1.2	174,615
Other income (deductions)	11,913	—	(21,722)
Income before income taxes	188,662	+23.4	152,893
Net income attributable to Canon Inc.	121,813	+16.0	105,000

Net income attributable to Canon Inc. shareholders per share:
Basic	120.36	+19.4	100.82
Diluted	120.31	+19.4	100.79

As for the first half, net sales increased by 6.1% year-on-year to ¥1,992.0 billion due to a recovery of supply following a shortage of components and logistical disruptions, which had constrained business and solid demand and new products that were well-received in the market, as well as the favorable effects of depreciation of the yen. Gross profit as a percentage of net sales increased by 1.4 points year-on-year to 47.1%, due to well-received adjustments to product prices, improvement of product costs, resulting from easing of component shortages and logistics disruptions, and depreciation of the yen. Gross profit for the first half of the year increased by 9.4% year-on-year to ¥938.8 billion. Operating expenses increased by 11.4% year-on-year to ¥762.0 billion, due to an increase in sales personnel and sales-related expenses accompanying a growth in sales. In addition, operating expenses denominated in foreign currencies increased due to the depreciation of the yen. As a result, operating profit for the first half of the year increased by 1.2% year-on-year to ¥176.7 billion. Other income (deductions) increased by ¥11.9 billion year-on-year to ¥33.6 billion, due to gain on valuation of securities and a decrease of currency exchange losses from liabilities denominated in foreign currencies. As a result, income before income taxes for the first half of the year increased by 23.4% to ¥188.7 billion and first-half net income attributable to Canon Inc. increased by 16.0% to ¥121.8 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥120.36 for the first half, a year-on-year decrease of ¥19.54.

(2)	Operating Results and Financial Conditions (continued)

Operating results by segment (“business unit”) for the six months ended June 30, 2023 and June 30, 2022 are as follows:

Printing Business Unit	Millions of yen (except percentage data)
	Six months ended June 30, 2023	Change	Six months ended June 30, 2022
Net sales:
Office	477,354	+16.9%	408,264
Prosumer	469,182	-7.2	505,738
Production	183,582	+13.9	161,188

External customers total	1,130,118	+5.1	1,075,190
Intersegment	2,966	+19.8	2,475

Total	1,133,084	+5.1	1,077,665
Operating cost and expenses	1,023,172	+6.8	958,150

Operating Profit	109,912	-8.0	119,515
Income before income taxes	114,726	-9.1	126,275

As for the Printing Business Unit, MFDs for offices continued to sell well, significantly exceeding unit sales of the same period from the previous year, as the product supply shortage was abated, while demand for products including the imageRUNNER ADVANCE DX C5800 mid-speed color MFD series were solid. As for inkjet printers, the number of unit sales decreased compared with the same period of the previous year as the surge in demand from users working from home subsided. As for laser printers, the number of unit sales decreased compared with the same period of the previous year, when supplies of products recovered, partly due to the curbing of corporate investments. Regarding equipment for the production printing market, the number of unit sales increased compared with the same period of the previous year, with the new strengthened product lineup of imagePRESS V series models strengthened by the addition of the imagePRESS V1350. As a result, sales of the Printing Business Unit increased by 5.1% year-on-year to ¥1,133.1 billion. Due to such effects as weak consumables sales, net income before tax for the first half of year decreased by 9.1% year-on-year to ¥114.7 billion.

Imaging Business Unit	Millions of yen (except percentage data)
	Six months ended June 30, 2023	Change	Six months ended June 30, 2022
Net sales:
Cameras	251,799	+10.3%	228,270
Network cameras and Others	159,760	+23.3	129,578

External customers total	411,559	+15.0	357,848
Intersegment	102	-59.2	250

Total	411,661	+15.0	358,098
Operating cost and expenses	339,953	+8.8	312,370

Operating Profit	71,708	+56.8	45,728
Income before income taxes	72,473	+55.5	46,609

As for the Imaging Business Unit, Unit sales of the interchangeable-lens digital cameras, increased due to steady sales of the EOS R6 Mark II full-frame mirrorless camera, EOS R7 and EOS R10 APS-C size mirrorless cameras, released last year. The new entry-level EOS R50 and EOS R100 models, launched this year, were also well-received in the market. The market demand for some models even surpassed production capacity. Unit sales of lenses surpassed those of the same period of the previous year thanks to strong sales of RF-series interchangeable-lenses. Sales of network cameras increased thanks to strong demand and enhanced sales activity that leveraged the products’ expanding range of applications.

(2)	Operating Results and Financial Conditions (continued)

As a result, sales for the first half of the Imaging Business Unit increased by 15.0% year-on-year to ¥219.2 billion, while net income before tax for the first half increased by 55.5% compared with the same period of the previous year to ¥72.5 billion as a result of improved profitability due to an enhanced product mix that included new products and non-recurring expenses incurred to close a certain production facility in previous year.

Medical Business Unit	Millions of yen (except percentage data)
	Six months ended June 30, 2023	Change	Six months ended June 30, 2022
Net sales:
External customers total	256,628	+8.6%	236,234
Intersegment	542	+177.9	195

Total	257,170	+8.8	236,429
Operating cost and expenses	245,874	+10.9	221,807

Operating Profit	11,296	-22.7	14,622
Income before income taxes	11,308	-24.7	15,020

As for the Medical Business Unit, while there was a drop-off following a period of increased demand last year in response to COVID-19, sales remained firm mainly in Europe. As a result, sales of the Medical Business Unit increased by 8.8% year-on-year to ¥257.2 billion. Net income before taxes for the first half decreased by 24.7% year-on-year to ¥11.3 billion due to an increase in personnel to strengthen sales.

Industrial Business Unit	Millions of yen (except percentage data)
	Six months ended June 30, 2023	Change	Six months ended June 30, 2022
Net sales:
Optical equipment	90,602	-9.3%	99,916
Industrial equipment	40,251	-5.5	42,609

External customers total	130,853	-8.2	142,525
Intersegment	6,063	+43.8	4,217

Total	136,916	-6.7	146,742
Operating cost and expenses	117,414	-1.3	118,970

Operating Profit	19,502	-29.8	27,772
Income before income taxes	19,779	-31.0	28,672

As for the Industrial Business Unit, the number of semiconductor lithography equipment sold exceeded that of the same period of the previous year, supported by strengthened production capacity, and led by continued strong demand for power devices. For FPD lithography equipment, unit sales decreased compared with previous year due to reduced investments by panel manufacturers as the panel market worsened. As a result, net sales of the Industrial Business Unit decreased by 6.7% year-on-year to ¥136.9 billion, and net income before tax for the first half decreased by 31.0% year-on-year to ¥19.8 billion.

(2)	Operating Results and Financial Conditions (continued)

Financial Conditions

	Millions of yen (except percentage data)
	June 30, 2023	Change	December 31, 2022
Total assets	5,571,311	+475,781	5,095,530
Total liabilities	2,026,252	+279,752	1,746,500
Canon Inc. shareholders’ equity	3,301,352	+188,247	3,113,105
Noncontrolling interests	243,707	+7,782	235,925
Total equity	3,545,059	+196,029	3,349,030
Total liabilities and equity	5,571,311	+475,781	5,095,530
Canon Inc. shareholders’ equity as a percentage of total assets	59.3%	-1.8	61.1%

Total assets increased by ¥475.8 billion to ¥5,571.3 billion at June 30, 2023 compared to the end of the previous year, mainly due to the increase of cash and cash equivalents and inventories, combined with the impact of the depreciation of the yen. Inventories increased due to delays in delivery of some key parts and work in process inventory to prepare for the expected increase in production in the next quarter. Total liabilities increased by ¥279.8 billion to ¥2,026.3 billion at June 30, 2023 compared to the end of previous year, mainly due to the increase of short-term loans. The balance of total equity increased by ¥196.0 billion to ¥3,545.1 billion at June 30, 2023 compared to the end of previous year, mainly due to the accumulation of net income attributable to Canon Inc. and the increase of accumulated other comprehensive income resulting from the depreciation of the yen although the payment of dividends to Canon Inc. shareholders and the repurchases of treasury stock decreased total equity. As a result, Canon Inc. shareholders’ equity as a percentage of total assets declined by 1.8 points to 59.3% compared to the end of the previous year. However, Canon continuously has achieved its goal of developing a solid financial base, measured as equity as a percentage of total assets.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

	Millions of yen
	Six months ended June 30, 2023	Change	Six months ended June 30, 2022
Net cash provided by operating activities	154,057	+25,478	128,579
Net cash used in investing activities	(94,369)	-10,974	(83,395)
Free cash flow	59,688	+14,504	45,184
Net cash provided by (used in) financial activities	98,675	+121,184	(22,509)
Effect of exchange rate changes on cash and cash equivalents	21,745	-8,507	30,252
Net change in cash and cash equivalents	180,108	+127,181	52,927
Cash and cash equivalents at beginning of period	362,101	-39,294	401,395
Cash and cash equivalents at end of period	542,209	+87,887	454,322

In the first half of the year, cash flow from operating activities increased by ¥25.5 billion year-on-year to ¥154.1 billion as a result of an increase in profit and working capital improvement, such as trade receivables. Cash flow used in investing activities increased by ¥11.0 billion to ¥94.4 billion from the same period of the previous fiscal year, when income temporarily increased due to the sales of an overseas branch office despite decrease in purchase of securities. Canon defines “free cash flow” as cash flows from operating activities less cash flows from investing activities. Free cash flow increased by ¥14.5 billion compared with the previous year to ¥59.7 billion.

Cash flow from financing activities increased by ¥121.2 billion year-on-year to ¥98.7 billion due to the increase in short-term loans despite increased dividend payouts of ¥3.4 billion and repurchases of ¥58.1 billion of treasury stock.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥180.1 billion to ¥542.2 billion from the end of the previous year.

(2)	Operating Results and Financial Conditions (continued)

Non-GAAP Financial Measures

Canon has reported its financial results in accordance with U.S. GAAP. In addition, Canon has discussed its results using “free cash flow,” which is a non-GAAP measure.

Canon believes this measure, which takes into consideration its operating and investing activities, is beneficial to an investor’s understanding of its current liquidity and the alternatives of uses in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measure calculated and presented in accordance with U.S. GAAP is set forth on the following table.

Billions of yen
Six months ended June 30, 2023
Net cash provided by operating activities	154.1
Net cash used in investing activities	(94.4)

Free cash flow	59.7

(2)	Operating Results and Financial Conditions (continued)

Accounting Estimates and Assumptions

No material changes with respect to accounting estimates and assumptions have occurred during the six months ended June 30, 2023.

Prioritized Management Issues to be Addressed

No material changes or issues with respect to prioritized business operations and finances have occurred during the six months ended June 30, 2023.

Research and Development Expenses

Canon’s research and development expenses for the six months ended June 30, 2023 totalled ¥162.5 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant additional plans for new construction or retirement of property, plant and equipment during the first half of 2023.

(2)	Prospect of Capital Investment in the first half of Fiscal 2023

The new construction of property, plant and equipment, which had been in progress as of December 31, 2022 and was completed during the first half of 2023, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Canon Inc., Hiratsuka Plant Kanagawa, Japan	New production base (Others and Corporate)	February 2023

There were no significant plans relevant to the retirement of property, plant and equipment.

(3)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2023

No material contracts were entered into during the three months ended June 30, 2023.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, and Sapporo Stock Exchanges. Total issued shares are as follows:

As of June 30, 2023
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

The descriptions of the stock option plans as of June 30, 2023 are below.

The Stock Option Plan Approved on March 30, 2023

1. Grantees of share options

The Company’s 3 directors (excluding outside directors) and 32 executive officers.

2. Number of share options

The number of share options that the Board of Directors are authorized to issue is 840.

3. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 84,000 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of shares acquired after adjustment	=	Number of shares acquired before adjustment	×	Ratio of share split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the number of shares acquired, including a merger and company split, on and after the Allotment Date, the Company may make appropriate adjustment to the number of shares acquired within a reasonable range.

4. Cash payment for share options (yen)

The cash payment required for each stock acquisition right shall be ¥1 per share to be acquired upon exercise of each stock acquisition right, multiplied by the number of shares acquired.

5. Period during which share options are exercisable

From April 29, 2023 to April 28, 2053

(1)	Shares (continued)

6. Issue price and amount of increased stated capital (yen)

The issue price and amount of increased stated capital per share is ¥2,800 and ¥1,400, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the Allotment Date. The fair value of the stock acquisition rights shall be calculated by using the Black-Scholes Model based on some conditions to be applied on the Allotment Date. In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc., which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.

7. Other conditions for exercise of share options

(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.

(ii) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

8. Restriction on acquisition of share options by transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

9. Treatment of the stock acquisition rights upon restructuring transaction

If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), an absorption-type or incorporation-type company split (both, limited to the case where the Company becomes a split company), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Companies Act of Japan (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of an absorption-type company split, the date on which the absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of establishment of a newly-incorporated company through the incorporation-type company split; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a company split agreement, a company split plan, a consolidation agreement, a share exchange agreement or a share transfer plan.

(i) Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(iii) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with 3 above, taking into consideration, among others, the conditions of Structural Reorganization.

(1)	Shares (continued)

(iv) Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one 1 yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v) Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided.

(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:

(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one 1 yen resulting from such calculation will be rounded up to one 1 yen.

(b) The increased amount of capital reserves to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the maximum amount of increases of stated capital, etc., mentioned in (a) above, after the subtraction of increased amount of stated capital mentioned in (a) above.

(vii) Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii) Conditions for exercise of stock acquisition rights:

(a) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company.

(b) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(ix) Events regarding the Company’s acquisition of stock acquisition rights:

If a proposal for the approval of a merger agreement under which the Company will become a dissolved company, a proposal for the approval of a company split agreement or a company split plan under which the Company will become a split company or a proposal for the approval of a share exchange agreement or a share transfer plan under which the Company will become a wholly owned subsidiary is approved by the Company’s shareholders at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Company will be entitled to acquire the stock acquisition rights, without compensation, on a date separately designated by the Board of Directors.

(2)	Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

(1)	Shares (continued)

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this quarter	As of June 30, 2023
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

	As of June 30, 2023
	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	176,492,500	17.66%
Custody Bank of Japan, Ltd. (Trust Account)	69,360,700	6.94%
Mizuho Bank, Ltd.	22,558,173	2.26%
SMBC Nikko Securities Inc.	22,420,209	2.24%
State Street Bank West Client – Treaty 505234	21,958,878	2.20%
The Dai-Ichi Life Insurance Company, Limited	16,695,780	1.67%
OBAYASHI CORPORATION	16,527,607	1.65%
Barclays Securities Japan Limited	14,796,800	1.48%
Moxley and Co. LLC	14,166,157	1.42%
Sompo Japan Insurance Inc.	13,080,087	1.31%

Total	388,056,891	38.84%

Notes:

1:	Apart from the above shares, The Dai-Ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
2:	Moxley and Co. LLC is a stockholder of a title deed of JPMorgan Chase Bank which is the Company’s trustee bank of the American Depository Receipt.
3:	Apart from the above shares, the Company owns 334,635,475 shares (25.09% of total issued shares) of treasury stock.

(1)	Shares (continued)

Voting Rights

	As of June 30, 2023
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	334,635,400	—
Shares with full voting rights (Others)	997,785,500	9,977,855
Fractional unit shares (Note)	1,342,564	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	9,977,855

Note:

In “Fractional unit shares” under “Number of shares,” 75 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	334,635,400	25.09%

Total	334,635,400	25.09%

(2)	Directors and Executive Officers

There were no changes in Directors and Audit & Supervisory Board Members, and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2022 and the end of this quarter.

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2022 and the end of this quarter.

Changes in functions of executive officers are below:

Takashi Takeya	(Managing Executive Officer: Senior General Manager of Global Logistics Management Center, Senior General Manager of Economic Security Office)

Hideki Sanatake	(Executive Officer: Group Executive of Corporate Intellectual Property and Legal Headquaters)

The Number of Directors and Executive Officers by Gender

Males: 48, Females: 2 (Females account for 4.0% of the total.)

The total number consisted of 10 Directors or Corporate Auditors and 40 Executive Officers as of June 30, 2023.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Millions of yen
	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents (Notes 1, 17 and 18)	542,209	362,101
Short-term investments (Notes 2 and 17)	3,066	10,905
Trade receivables (Note 3)	612,535	636,803
Inventories (Note 4)	898,126	808,312
Current lease receivables (Note 6)	154,414	137,038
Prepaid expenses and other current assets (Notes 11, 13 and 17)	251,686	215,990
Allowance for credit losses (Notes 3 and 6)	(16,159)	(15,235)

Total current assets	2,445,877	2,155,914

Noncurrent receivables (Note 15)	11,634	12,996
Investments (Notes 2 and 17)	75,560	65,128
Property, plant and equipment, net (Note 5)	1,102,413	1,035,065
Operating lease right-of-use assets (Note 14)	122,209	117,843
Intangible assets, net	275,520	280,995
Goodwill	1,008,250	972,626
Noncurrent lease receivables (Note 6)	328,976	279,332
Other assets	204,872	179,297
Allowance for credit losses (Note 6)	(4,000)	(3,666)

Total assets	5,571,311	5,095,530

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited) (continued)

	Millions of yen
	June 30, 2023	December 31, 2022
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 8 and 16)	536,739	296,384
Short-term loans related to financial services	41,600	41,200
Other short-term loans and current portion of long-term debt	495,139	255,184
Trade payables (Note 7)	360,498	355,930
Accrued income taxes	47,656	48,414
Accrued expenses (Note 15)	347,766	365,847
Current operating lease liabilities (Note 14)	35,870	33,281
Other current liabilities (Notes 11, 13 and 17)	319,759	265,497

Total current liabilities	1,648,288	1,365,353

Long-term debt, excluding current portion of long-term debt (Note 16)	2,432	2,417
Accrued pension and severance cost	189,450	189,215
Noncurrent operating lease liabilities (Note 14)	87,798	85,331
Other noncurrent liabilities (Note 11)	98,284	104,184

Total liabilities	2,026,252	1,746,500

Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	405,036	404,838
Legal reserve	65,088	64,509
Retained earnings	3,724,997	3,664,735
Accumulated other comprehensive income (loss) (Note 10)	247,829	62,623
Treasury stock, at cost	(1,316,360)	(1,258,362)
(Number of shares)	(334,635,475)	(318,250,096)

Total Canon Inc. shareholders’ equity	3,301,352	3,113,105
Noncontrolling interests (Note 9)	243,707	235,925

Total equity (Note 9)	3,545,059	3,349,030

Total liabilities and equity	5,571,311	5,095,530

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Net sales (Notes 6, 10, 11 and 13):
Products and Equipment	1,574,577	1,497,082
Services	417,430	381,067

	1,992,007	1,878,149
Cost of sales (Notes 14 and 18):
Products and Equipment	855,490	840,119
Services	197,736	179,600

	1,053,226	1,019,719

Gross profit	938,781	858,430
Operating expenses:
Selling, general and administrative expenses (Notes 10, 14 and 18)	599,529	537,759
Research and development expenses	162,503	146,056

	762,032	683,815

Operating profit	176,749	174,615
Other income (deductions):
Interest and dividend income	5,553	1,625
Interest expense	(815)	(530)
Other, net (Notes 2, 10, 13 and 18)	7,175	(22,817)

	11,913	(21,722)

Income before income taxes	188,662	152,893
Income taxes	56,572	40,135

Consolidated net income	132,090	112,758
Less: Net income attributable to noncontrolling interests	10,277	7,758

Net income attributable to Canon Inc.	121,813	105,000

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	120.36	100.82
Diluted	120.31	100.79

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited) (continued)

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Consolidated net income	132,090	112,758
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	183,924	266,031
Net unrealized gains and losses on securities	39	—
Net gains and losses on derivative instruments	(462)	(2,484)
Pension liability adjustments	3,151	(735)

	186,652	262,812

Comprehensive income (loss) (Note 9)	318,742	375,570
Less: Comprehensive income attributable to noncontrolling interests	11,723	8,792

Comprehensive income (loss) attributable to Canon Inc.	307,019	366,778

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited) (continued)

Consolidated Statements of Income

	Millions of yen
	Three months ended June 30, 2023	Three months ended June 30, 2022
Net sales (Notes 6, 10, 11 and 13):
Products and Equipment	810,397	801,171
Services	210,485	197,628

	1,020,882	998,799
Cost of sales (Notes 14 and 18):
Products and Equipment	437,646	442,488
Services	98,465	92,273

	536,111	534,761

Gross profit	484,771	464,038
Operating expenses:
Selling, general and administrative expenses (Notes 10, 14 and 18)	306,492	290,844
Research and development expenses	86,005	74,719

	392,497	365,563

Operating profit	92,274	98,475
Other income (deductions):
Interest and dividend income	3,158	1,017
Interest expense	(485)	(296)
Other, net (Notes 2, 10, 13 and 18)	6,181	(14,000)

	8,854	(13,279)

Income before income taxes	101,128	85,196
Income taxes	30,768	22,231

Consolidated net income	70,360	62,965
Less: Net income attributable to noncontrolling interests	4,957	3,940

Net income attributable to Canon Inc.	65,403	59,025

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	64.78	56.85
Diluted	64.75	56.83

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited) (continued)

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended June 30, 2023	Three months ended June 30, 2022
Consolidated net income	70,360	62,965
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	152,329	153,903
Net unrealized gains and losses on securities	15	—
Net gains and losses on derivative instruments	(758)	(1,302)
Pension liability adjustments	974	(461)

	152,560	152,140

Comprehensive income (loss) (Note 9)	222,920	215,105
Less: Comprehensive income attributable to noncontrolling interests	6,285	4,042

Comprehensive income (loss) attributable to Canon Inc.	216,635	211,063

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Cash flows from operating activities:
Consolidated net income	132,090	112,758
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	111,196	111,102
Loss (gain) on disposal of fixed assets	2,488	(12,594)
Deferred income taxes	(4,931)	(4,023)
Decrease in trade receivables	62,621	5,356
Increase in inventories	(38,614)	(81,678)
Increase in lease receivables (Note 6)	(30,563)	(4,286)
(Decrease) increase in trade payables	(6,116)	52,265
Decrease in accrued income taxes	(2,341)	(15,474)
Decrease in accrued expenses	(40,608)	(13,769)
Decrease in accrued pension and severance cost	(15,175)	(19,959)
Other, net (Note 14)	(15,990)	(1,119)

Net cash provided by operating activities	154,057	128,579

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(90,685)	(87,649)
Proceeds from sale of fixed assets (Note 5)	2,208	14,197
Proceeds from maturity of held to maturity securities	—	2,151
Purchases of securities	(294)	(10,774)
Proceeds from sale and maturity of securities	8,735	1,628
Acquisitions of businesses, net of cash acquired	(14,525)	(3,258)
Other, net	192	310

Net cash used in investing activities	(94,369)	(83,395)

Cash flows from financing activities:
Repayments of long-term debt	(1,022)	(914)
Increase in short-term loans related to financial services, net (Note 8)	400	1,000
Increase in other short-term loans, net (Note 8)	234,219	87,859
Dividends paid	(60,931)	(57,517)
Repurchases and reissuance of treasury stock, net	(58,100)	(50,008)
Other, net	(15,891)	(2,929)

Net cash provided by (used in) financing activities	98,675	(22,509)

Effect of exchange rate changes on cash and cash equivalents	21,745	30,252

Net change in cash and cash equivalents	180,108	52,927
Cash and cash equivalents at beginning of period	362,101	401,395

Cash and cash equivalents at end of period	542,209	454,322

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	783	492
Income taxes	60,490	63,054

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) are traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, as amended, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000. On February 24, 2023, the Company filed Form 25 with the SEC in connection with the delisting from the NYSE. The delisting became effective on March 6, 2023. In the future, the Company plans to file an application for the termination of registration of its ADRs with the SEC when the requirements have been met.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of U.S. GAAP. Certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

Canon has reclassified certain items in the consolidated statements of cash flows for the six months ended June 30, 2022 to conform to the current year’s presentation.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of June 30, 2023 and December 31, 2022 are summarized as follows:

	June 30, 2023	December 31, 2022
Consolidated subsidiaries	332	330
Affiliated companies	10	10

Total	342	340

(b)	Principles of Consolidation

The quarterly consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

In October 2021, ASU No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”-ASC 805 (“Business Combinations”), was issued by the Financial Accounting Standards Board (“FASB”). The standard requires us to apply ASC 606 “Revenue from Contracts with Customers” to recognize and measure contract assets and contract liabilities acquired in a business combination. Canon adopted the standard from interim and annual reporting periods beginning January 1, 2023. The adoption of this standard did not have a material impact on its consolidated results of operations and financial condition.

In March 2022, ASU No. 2022-02, “Troubled Debt Restructurings and Vintage Disclosures”-ASC 326 (“Credit Losses”), was issued by FASB. The standard requires us to expand disclosures for certain loan re-financings and restructurings, and requires current-period gross write-offs by year of origination for financing receivables and net investments in leases. Canon adopted the standard from interim and annual reporting periods beginning January 1, 2023. The adoption of this standard did not have a material impact on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

In September 2022, ASU No. 2022-04, “Disclosure of Supplier Finance Program Obligations”-ASC 405-50 (“Liabilities - Supplier Finance Programs”), was issued by FASB. The standard requires entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about obligations outstanding at the end of the reporting period, including a rollforward of those obligations. Canon adopted the standard, which requires disclosure of the key terms of the programs and information about obligations outstanding, from interim and annual reporting periods beginning January 1, 2023. The standard’s requirement to disclose a rollforward of obligations outstanding is effective for annual reporting periods beginning after December 15, 2023. The adoption of this standard did not have a material impact on its consolidated results of operations and financial condition. For further information, please refer to Note 7.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale debt securities included in short-term investments and investments by major security type at June 30, 2023 and December 31, 2022 are as follows:

	Millions of yen
	June 30, 2023
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	937	—	1	936

Noncurrent:
Corporate bonds	5,109	19	10	5,118

	6,046	19	11	6,054

	Millions of yen
	December 31, 2022
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	9,277	35	11	9,301

Noncurrent:
Corporate bonds	4,850	—	65	4,785

	14,127	35	76	14,086

Maturities of available-for-sale debt securities included in short-term investments and investments in the accompanying consolidated balance sheets at June 30, 2023 are as follows:

Millions of yen
Fair value
Due within one year	936
Due after one year through five years	5,118

Total	6,054

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

The unrealized and realized gains and losses related to equity securities for the six months and three months ended June 30, 2023 and 2022 are as follows:

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Net gains (losses) recognized during the period on equity securities	8,355	(5,232)
Less: Net gains (losses) recognized during the period on equity securities sold during the period	24	(9)

Unrealized gains (losses) recognized during the period on equity securities still held at June 30	8,331	(5,223)

	Millions of yen
	Three months ended June 30, 2023	Three months ended June 30, 2022
Net gains (losses) recognized during the period on equity securities	4,814	(2,648)
Less: Net gains (losses) recognized during the period on equity securities sold during the period	18	(21)

Unrealized gains (losses) recognized during the period on equity securities still held at June 30	4,796	(2,627)

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥6,977 million and ¥6,808 million at June 30, 2023 and December 31, 2022, respectively. The impairment or other adjustments resulting from observable price changes recorded during the six months ended June 30, 2023 and 2022 were not material.

Time deposits with original maturities of more than three months are ¥2,130 million and ¥1,604 million at June 30, 2023 and December 31, 2022, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2023	December 31, 2022
Notes	30,468	30,535
Accounts	582,067	606,268

Trade receivables	612,535	636,803
Allowance for credit losses	(14,112)	(13,305)

	598,423	623,498

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2023	December 31, 2022
Finished goods	545,987	486,826
Work in process	277,289	253,026
Raw materials	74,850	68,460

	898,126	808,312

(5)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2023	December 31, 2022
Land	281,567	275,261
Buildings	1,843,465	1,760,058
Machinery and equipment	1,985,625	1,893,745
Construction in progress	50,031	60,914
Finance lease right-of-use assets	7,591	7,315

Cost	4,168,279	3,997,293
Less: accumulated depreciation	(3,065,866)	(2,962,228)

Property, plant and equipment, net	1,102,413	1,035,065

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting

Lease income is included in products and equipment sales in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Lease income – sales-type and direct financing leases
Revenue at lease commencement	75,573	50,970
Interest income on lease receivables	12,014	9,729

Sales-type and direct financing leases income total	87,587	60,699

Lease income – operating leases	19,471	15,459
Variable lease income	2,622	2,303

Total lease income	109,680	78,461

	Millions of yen
	Three months ended June 30, 2023	Three months ended June 30, 2022
Lease income – sales-type and direct financing leases
Revenue at lease commencement	39,028	29,919
Interest income on lease receivables	6,272	5,118

Sales-type and direct financing leases income total	45,300	35,037

Lease income – operating leases	10,154	8,122
Variable lease income	1,230	1,137

Total lease income	56,684	44,296

Allowance for Credit Losses

Lease receivables represent financing leases, which consist of sales-type leases and direct financing leases. These receivables typically have terms ranging from 1 year to 8 years. Lease receivables are ¥483,390 million and ¥416,370 million at June 30, 2023 and December 31, 2022, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Balance at beginning of period	5,596	3,791
Write-offs	(822)	(1,182)
Provision	553	1,006
Translation adjustments and other	720	1,126

Balance at end of period	6,047	4,741

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of lease receivables is evaluated collectively based on historical experiences of credit losses and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Lease receivables which are past due or individually evaluated for impairment at June 30, 2023 and December 31, 2022 are not significant.

Information about transferring lease receivables

Canon has syndication arrangements to sell its entire interests in lease receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of lease receivables for the six months ended June 30, 2023 and 2022. The amount that remained uncollected was ¥8,560 million and ¥13,077 million at June 30, 2023 and December 31, 2022, respectively. Cash proceeds from the transactions are included in increase in lease receivables under the cash flow from operating activities in the consolidated statements of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not significant at June 30, 2023 and December 31, 2022. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligations were not significant at June 30, 2023 and December 31, 2022.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2023	December 31, 2022
Notes	84,785	82,702
Accounts	275,713	273,228

	360,498	355,930

Canon has supplier finance programs with particular third-party financial institutions where Canon agrees to pay the financial institutions after 90 to 180 days based on the contracts agreed to with the suppliers. The financial institutions offer earlier payment of the invoices at the sole discretion of the supplier for a discounted amount. Canon does not provide assets pledged as security or any other forms of guarantees under the arrangements. Canon is not a party to any arrangement between its suppliers and the financial institutions. The amount of liabilities under these programs, which is included in the above trade payables, as of June 30, 2023 and December 31, 2022 were ¥101,536 million and ¥95,389 million, respectively.

(8)	Short-Term Loans and Long-Term Debt

Short-term loans related to financial services are external loans held by Canon’s lease subsidiaries for the purpose of financing its customers through loans. Short-term loans related to financial services consisting of bank borrowings at June 30, 2023 and December 31, 2022 were ¥41,600 million and ¥41,200 million, and other short-term loans consisting of bank borrowings were ¥440,011 million and ¥200,012 million, respectively.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

Canon has revolving credit facilities expiring in December 2023. The outstanding loans under the credit facilities are ¥54,000 million at a floating interest of 0.20% and Canon has no unused credit facilities as of June 30, 2023.

(9)	Equity

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the six months ended June 30, 2023 and 2022 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2022	174,762	404,838	64,509	3,664,735	62,623	(1,258,362)	3,113,105	235,925	3,349,030
Equity transactions with noncontrolling interests and other		259					259	42	301
Dividends to Canon Inc. shareholders (60.00 yen per share)				(60,931)			(60,931)		(60,931)
Dividends to noncontrolling interests								(3,983)	(3,983)
Transfer to legal reserve			579	(579)			—		—
Comprehensive income:
Net income				121,813			121,813	10,277	132,090
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					182,307		182,307	1,617	183,924
Net unrealized gains and losses on securities					39		39		39
Net gains and losses on derivative instruments					(512)		(512)	50	(462)
Pension liability adjustments					3,372		3,372	(221)	3,151

Total comprehensive income (loss)							307,019	11,723	318,742

Repurchases and reissuance of treasury stock		(61)		(41)		(57,998)	(58,100)		(58,100)

Balance at June 30, 2023	174,762	405,036	65,088	3,724,997	247,829	(1,316,360)	3,301,352	243,707	3,545,059

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429
Equity transactions with noncontrolling interests and other		303		(3)			300	306	606
Dividends to Canon Inc. shareholders (55.00 yen per share)				(57,517)			(57,517)		(57,517)
Dividends to noncontrolling interests								(3,329)	(3,329)
Transfer to legal reserve		1,432	989	(2,421)			—		—
Comprehensive income:
Net income				105,000			105,000	7,758	112,758
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					265,043		265,043	988	266,031
Net unrealized gains and losses on securities					—		—		—
Net gains and losses on derivative instruments					(2,514)		(2,514)	30	(2,484)
Pension liability adjustments					(751)		(751)	16	(735)

Total comprehensive income (loss)							366,778	8,792	375,570

Repurchases and reissuance of treasury stock		(11)		(8)		(49,989)	(50,008)		(50,008)

Balance at June 30, 2022	174,762	404,843	69,004	3,583,088	109,984	(1,208,355)	3,133,326	230,425	3,363,751

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(9)	Equity (continued)

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended June 30, 2023 and 2022 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2023	174,762	404,861	64,628	3,660,095	96,597	(1,258,364)	3,142,579	238,102	3,380,681
Equity transactions with noncontrolling interests and other		236					236	32	268
Dividends to noncontrolling interests								(712)	(712)
Transfer to legal reserve			460	(460)			—		—
Comprehensive income:
Net income				65,403			65,403	4,957	70,360
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					150,968		150,968	1,361	152,329
Net unrealized gains and losses on securities					15		15		15
Net gains and losses on derivative instruments					(814)		(814)	56	(758)
Pension liability adjustments					1,063		1,063	(89)	974

Total comprehensive income (loss)							216,635	6,285	222,920

Repurchases and reissuance of treasury stock		(61)		(41)		(57,996)	(58,098)		(58,098)

Balance at June 30, 2023	174,762	405,036	65,088	3,724,997	247,829	(1,316,360)	3,301,352	243,707	3,545,059

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2022	174,762	404,551	68,910	3,524,168	(42,054)	(1,158,370)	2,971,967	226,271	3,198,238
Equity transactions with noncontrolling interests and other		303		(3)			300	306	606
Dividends to noncontrolling interests								(194)	(194)
Transfer to legal reserve			94	(94)			—		—
Comprehensive income:
Net income				59,025			59,025	3,940	62,965
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					153,841		153,841	62	153,903
Net unrealized gains and losses on securities					—		—		—
Net gains and losses on derivative instruments					(1,336)		(1,336)	34	(1,302)
Pension liability adjustments					(467)		(467)	6	(461)

Total comprehensive income (loss)							211,063	4,042	215,105

Repurchases and reissuance of treasury stock		(11)		(8)		(49,985)	(50,004)		(50,004)

Balance at June 30, 2022	174,762	404,843	69,004	3,583,088	109,984	(1,208,355)	3,133,326	230,425	3,363,751

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six months ended June 30, 2023 and 2022 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Net unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2022	191,287	(34)	(428)	(128,202)	62,623
Other comprehensive income (loss) before reclassifications	182,320	69	(1,305)	2,669	183,753
Amounts reclassified from accumulated other comprehensive income (loss)	(13)	(30)	793	703	1,453

Net change during the period	182,307	39	(512)	3,372	185,206

Balance at June 30, 2023	373,594	5	(940)	(124,830)	247,829

	Millions of yen
	Foreign currency translation adjustments	Net unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2021	5,519	—	(894)	(156,419)	(151,794)
Other comprehensive income (loss) before reclassifications	265,043	—	(4,889)	(1,837)	258,317
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	2,375	1,086	3,461

Net change during the period	265,043	—	(2,514)	(751)	261,778

Balance at June 30, 2022	270,562	—	(3,408)	(157,170)	109,984

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the six months ended June 30, 2023 and 2022 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Six months ended June 30, 2023	Six months ended June 30, 2022	Affected line items in consolidated statements of income
Foreign currency translation adjustments
	(32)	—	Selling, general and administrative expenses
	10	—	Income taxes

	(22)	—	Consolidated net income
	9	—	Net income attributable to noncontrolling interests

	(13)	—	Net income attributable to Canon Inc.

Net unrealized gains and losses on securities	(38)	—	Other, net
	8	—	Income taxes

	(30)	—	Consolidated net income
	—	—	Net income attributable to noncontrolling interests

	(30)	—	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	1,127	3,273	Net sales
	(316)	(914)	Income taxes

	811	2,359	Consolidated net income
	(18)	16	Net income attributable to noncontrolling interests

	793	2,375	Net income attributable to Canon Inc.

Pension liability adjustments	571	1,640	Other, net
	(14)	(301)	Income taxes

	557	1,339	Consolidated net income
	146	(253)	Net income attributable to noncontrolling interests

	703	1,086	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	1,453	3,461

* Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2023 and 2022 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Three months ended June 30, 2023	Three months ended June 30, 2022	Affected line items in consolidated statements of income
Net unrealized gains and losses on securities	(12)	—	Other, net
	3	—	Income taxes

	(9)	—	Consolidated net income
	—	—	Net income attributable to noncontrolling interests

	(9)	—	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	219	2,129	Net sales
	(61)	(603)	Income taxes

	158	1,526	Consolidated net income
	(12)	6	Net income attributable to noncontrolling interests

	146	1,532	Net income attributable to Canon Inc.

Pension liability adjustments	335	757	Other, net
	(18)	(138)	Income taxes

	317	619	Consolidated net income
	74	(127)	Net income attributable to noncontrolling interests

	391	492	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	528	2,024

* Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Revenue

Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for the products of the Printing Business Unit. Contract assets are reclassified to trade receivables when they are billed under the terms of the contract. The difference between the opening and closing balances of contract assets primarily results from the timing difference of Canon’s performance and billing to customers. Contract assets at June 30, 2023 and December 31, 2022 were ¥51,426 million and ¥39,251 million respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

Canon typically bills to the customer when the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of the products of the Printing Business Unit and the Medical Business Unit and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recorded as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at June 30, 2023 and December 31, 2022 was ¥147,194 million and ¥141,840 million, respectively, and are included in other current liabilities and other non-current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the six months ended June 30, 2023, which had been included in the deferred revenue balance at December 31, 2022, was ¥76,501 million.

Remaining performance obligations for products and equipment at June 30, 2023 primarily arise from the sales of certain industrial equipment, amounting to ¥158,675 million, 68% of which is expected to be recognized as revenue within one year, 31% is within two years and the remaining 1% is within three years. Disclosure of remaining performance obligations is not required for the majority of service since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. Service revenue recognized from the fixed maintenance service contracts for the products of the Printing Business Unit and the Medical Business Unit with original expected duration of more than one year is ¥55,503 million for the six months ended June 30, 2023 and the average remaining period for these fixed contracts at June 30, 2023 is about two years.

Disaggregated revenues by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(12)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the six months ended June 30, 2023 and 2022 are as follows:

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Net income attributable to Canon Inc.	121,813	105,000
Diluted net income attributable to Canon Inc.	121,810	104,998

	Number of shares
	Six months ended June 30, 2023	Six months ended June 30, 2022
The weighted-average number of common shares outstanding	1,012,060,811	1,041,442,593
Effect of dilutive securities:
Stock options	390,110	319,259

Diluted common shares outstanding	1,012,450,921	1,041,761,852

	Yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Net income attributable to Canon Inc. shareholders per share:
Basic	120.36	100.82
Diluted	120.31	100.79

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended June 30, 2023 and 2022 are as follows:

	Millions of yen
	Three months ended June 30, 2023	Three months ended June 30, 2022
Net income attributable to Canon Inc.	65,403	59,025
Diluted net income attributable to Canon Inc.	65,402	59,024

	Number of shares
	Three months ended June 30, 2023	Three months ended June 30, 2022
The weighted-average number of common shares outstanding	1,009,577,175	1,038,301,669
Effect of dilutive securities:
Stock options	426,639	352,121

Diluted common shares outstanding	1,010,003,814	1,038,653,790

	Yen
	Three months ended June 30, 2023	Three months ended June 30, 2022
Net income attributable to Canon Inc. shareholders per share:
Basic	64.78	56.85
Diluted	64.75	56.83

During the six and three months ended June 30, 2023 and 2022, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for speculative purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. All amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2023 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at June 30, 2023 and December 31, 2022 are set forth below:

	Millions of yen
	June 30, 2023	December 31, 2022
To sell foreign currencies	172,472	149,080
To buy foreign currencies	28,827	26,224

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at June 30, 2023 and December 31, 2022.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2023	December 31, 2022
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	200	176
Liabilities:
Foreign exchange contracts	Other current liabilities	845	416

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2023	December 31, 2022
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	271	2,539
Liabilities:
Foreign exchange contracts	Other current liabilities	5,880	846

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the six and three months ended June 30, 2023 and 2022.

Derivatives in cash flow hedging relationships

	Millions of yen
Six months ended June 30, 2023	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(1,825)	Net sales	(1,127)

	Millions of yen
Six months ended June 30, 2022	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(6,758)	Net sales	(3,273)

	Millions of yen
Three months ended June 30, 2023	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(1,318)	Net sales	(219)

	Millions of yen
Three months ended June 30, 2022	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(3,922)	Net sales	(2,129)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Six months ended June 30, 2023	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(13,009)

	Millions of yen
Six months ended June 30, 2022	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(13,683)

	Millions of yen
Three months ended June 30, 2023	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(10,755)

	Millions of yen
Three months ended June 30, 2022	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(7,758)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Lessee Accounting

Lease costs are included in cost of sales or selling general and administrative expense in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Operating lease cost	23,389	22,474
Short-term lease cost	8,108	7,027
Other lease cost	158	57

Total	31,655	29,558

	Millions of yen
	Three months ended June 30, 2023	Three months ended June 30, 2022
Operating lease cost	11,816	11,378
Short-term lease cost	4,136	3,457
Other lease cost	92	9

Total	16,044	14,844

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	22,582	22,604

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	18,724	24,382

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at June 30, 2023.

Millions of yen
Within one year	38,032
Two years	28,440
Three years	21,937
Four years	15,211
Five years	9,435
Thereafter	17,561

Total future minimum lease payments	130,616
Less Imputed Interest	(6,948)

Total	123,668

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2023, commitments outstanding for the purchase of property, plant and equipment approximated ¥59,437 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥251,095 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated to ¥10,404 million and ¥10,086 million at June 30, 2023 and December 31, 2022, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to facilitate financing.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 11 years in case of employees with housing loans, and 1 year to 6 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥1,665 million at June 30, 2023. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2023 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the six months ended June 30, 2023 and 2022 are summarized as follows:

Six months ended June 30, 2023

Millions of yen
Balance at December 31, 2022	20,887
Addition	11,179
Utilization	(11,050)
Other	(517)

Balance at June 30, 2023	20,499

Six months ended June 30, 2022

Millions of yen
Balance at December 31, 2021	16,949
Addition	11,162
Utilization	(9,317)
Other	7

Balance at June 30, 2022	18,801

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2023 and December 31, 2022 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values of these instruments approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, and Note 13, respectively.

	Millions of yen
	June 30, 2023		December 31, 2022
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current portion of long-term debt	(54,197)	(54,197)	(54,205)	(54,205)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

No single customer accounted for more than 10 percent of consolidated trade receivables as of June 31, 2023 and December 31, 2022.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at June 30, 2023 and December 31, 2022.

	Millions of yen
	June 30, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	—	500	—	500
Short-term investments:
Available-for-sale:
Corporate bonds	—	936	—	936
Investments:
Available-for-sale:
Corporate bonds	—	5,118	—	5,118
Fund trusts and others	284	470	—	754
Equity securities	30,270	—	—	30,270
Prepaid expenses and other current assets:
Derivatives	—	471	—	471

Total assets	30,554	7,495	—	38,049

Liabilities:
Other current liabilities:
Derivatives	—	6,725	—	6,725

Total liabilities	—	6,725	—	6,725

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(17)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	—	627	—	627
Short-term investments:
Available-for-sale:
Corporate bonds	—	9,301	—	9,301
Investments:
Available-for-sale:
Corporate bonds	—	4,785	—	4,785
Fund trusts and others	255	383	—	638
Equity securities	21,770	—	—	21,770
Prepaid expenses and other current assets:
Derivatives	—	2,715	—	2,715

Total assets	22,025	17,811	—	39,836

Liabilities:
Other current liabilities:
Derivatives	—	1,262	—	1,262

Total liabilities	—	1,262	—	1,262

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 assets and liabilities are comprised principally of corporate bonds included in cash and cash equivalents, investments or short-term investments, and derivatives. Corporate bonds included in cash and cash equivalents, and investments or short-term investments are valued using quoted prices for identical assets in markets that are not active or quotes obtained from counterparties or third parties.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the six months ended June 30, 2023 and 2022, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Supplemental Information

Foreign Currency Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥13,831 million and ¥37,072 million for the six months ended June 30, 2023 and 2022, respectively, and were a net loss of ¥6,081 million and ¥23,064 million for the three months ended June 30, 2023 and 2022, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥20,797 million and ¥18,068 million for the six months ended June 30, 2023 and 2022, respectively, and were ¥11,752 million and ¥9,989 million for the three months ended June 30, 2023 and 2022, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totalled ¥31,372 million and ¥27,859 million for the six months ended June 30, 2023 and 2022, respectively, and were ¥15,243 million and ¥14,929 million for the three months ended June 30, 2023 and 2022, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the six months ended June 30, 2023 and 2022 consisted of the following components:

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Service cost	13,251	15,868
Interest cost	11,399	6,302
Expected return on plan assets	(17,838)	(19,886)
Amortization of prior service credit	(3,887)	(4,117)
Amortization of actuarial loss	4,458	5,741
Curtailments and settlements	—	(637)

	7,383	3,271

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Supplemental Information (continued)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended June 30, 2023 and 2022 consisted of the following components:

	Millions of yen
	Three months ended June 30, 2023	Three months ended June 30, 2022
Service cost	6,681	7,824
Interest cost	5,810	3,220
Expected return on plan assets	(9,047)	(10,069)
Amortization of prior service credit	(1,948)	(2,066)
Amortization of actuarial loss	2,283	2,807
Curtailments and settlements	—	(637)

	3,779	1,079

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of less than three months, classified as available-for-sale debt securities of ¥500 million and ¥627 million at June 30, 2023 and December 31, 2022, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information

Canon reports in four reportable segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial Business Unit with Others and Corporate, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal management structure, from the fourth quarter ended December 31, 2022, Canon has changed the name and structure of segments from Industrial and Others Business Unit and Corporate and eliminations to Industrial Business Unit, Others and Corporate and Eliminations. Also, a certain business, which was previously included in Others, has been presented within the Printing Business Unit from the beginning of the first quarter of 2023. Operating results for the three and six months ended June 30, 2022 have also been reclassified.

The primary products included in each segment are as follows:

Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions/

Laser multifunction printers (MFPs) / Laser printers / Inkjet printers /

Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Interchangeable lenses /

Digital compact cameras / Compact photo printers / MR Systems /

Network cameras / Video management software / Video

content analytics software / Digital camcorders / Digital cinema cameras /

Broadcast equipment / Projectors

Medical Business Unit:

Computed tomography (CT) systems / Diagnostic ultrasound systems /

Diagnostic X-ray systems / Magnetic resonance imaging (MRI) systems /

Clinical chemistry analyzers / Digital radiography systems /

Ophthalmic equipment

Industrial Business Unit:	Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders

Others:	Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the six months ended June 30, 2023 and 2022 is as follows:

	Millions of yen
	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated
2023:
Net sales:
External customers	1,130,118	411,559	256,628	130,853	62,849	—	1,992,007
Intersegment	2,966	102	542	6,063	33,766	(43,439)	—

Total	1,133,084	411,661	257,170	136,916	96,615	(43,439)	1,992,007
Operating cost and expenses	1,023,172	339,953	245,874	117,414	131,120	(42,275)	1,815,258

Operating profit	109,912	71,708	11,296	19,502	(34,505)	(1,164)	176,749
Other income (deductions)	4,814	765	12	277	11,597	(5,552)	11,913

Income before income taxes	114,726	72,473	11,308	19,779	(22,908)	(6,716)	188,662

	Millions of yen
	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated
2022:
Net sales:
External customers	1,075,190	357,848	236,234	142,525	66,352	—	1,878,149
Intersegment	2,475	250	195	4,217	36,960	(44,097)	—

Total	1,077,665	358,098	236,429	146,742	103,312	(44,097)	1,878,149
Operating cost and expenses	958,150	312,370	221,807	118,970	136,505	(44,268)	1,703,534

Operating profit	119,515	45,728	14,622	27,772	(33,193)	171	174,615
Other income (deductions)	6,760	881	398	900	(24,739)	(5,922)	(21,722)

Income before income taxes	126,275	46,609	15,020	28,672	(57,932)	(5,751)	152,893

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the three months ended June 30, 2023 and 2022 is as follows:

	Millions of yen
	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated
2023:
Net sales:
External customers	573,414	219,200	125,771	72,474	30,023	—	1,020,882
Intersegment	1,517	38	344	2,381	16,152	(20,432)	—

Total	574,931	219,238	126,115	74,855	46,175	(20,432)	1,020,882
Operating cost and expenses	515,637	184,786	121,699	62,771	62,629	(18,914)	928,608

Operating profit	59,294	34,452	4,416	12,084	(16,454)	(1,518)	92,274
Other income (deductions)	2,329	529	(30)	153	8,072	(2,199)	8,854

Income before income taxes	61,623	34,981	4,386	12,237	(8,382)	(3,717)	101,128

	Millions of yen
	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated
2022:
Net sales:
External customers	569,122	200,872	118,131	75,887	34,787	—	998,799
Intersegment	1,340	25	100	2,375	19,753	(23,593)	—

Total	570,462	200,897	118,231	78,262	54,540	(23,593)	998,799
Operating cost and expenses	503,531	168,530	109,930	62,691	78,854	(23,212)	900,324

Operating profit	66,931	32,367	8,301	15,571	(24,314)	(381)	98,475
Other income (deductions)	3,908	515	302	784	(18,385)	(403)	(13,279)

Income before income taxes	70,839	32,882	8,603	16,355	(42,699)	(784)	85,196

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Toshiba Medical Systems Corporation (currently, Canon Medical Systems Corporation) are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about sales by product and service to external customers by business unit for the six months ended June 30, 2023 and 2022 is as follows:

	Millions of yen
	Six months ended June 30, 2023	Six months ended June 30, 2022
Printing
Office multifunction devices	299,587	252,926
Office others	177,767	155,338

Office	477,354	408,264
Laser printers	299,477	324,713
Inkjet printers and Others	169,705	181,025

Prosumer	469,182	505,738
Production	183,582	161,188

Total	1,130,118	1,075,190
Imaging
Cameras	251,799	228,270
Network cameras and Others	159,760	129,578

Total	411,559	357,848
Medical
Diagnostic equipment	256,628	236,234

Industrial
Optical equipment	90,602	99,916
Industrial equipment	40,251	42,609

Total	130,853	142,525

Others and Corporate	62,849	66,352

Consolidated	1,992,007	1,878,149

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information about sales by product and service to external customers by business unit for the three months ended June 30, 2023 and 2022 is as follows:

	Millions of yen
	Three months ended June 30, 2023	Three months ended June 30, 2022
Printing
Office multifunction devices	156,157	136,964
Office others	88,389	77,406

Office	244,546	214,370
Laser printers	149,184	175,380
Inkjet printers and Others	83,031	91,395

Prosumer	232,215	266,775
Production	96,653	87,977

Total	573,414	569,122
Imaging
Cameras	141,834	126,958
Network cameras and Others	77,366	73,914

Total	219,200	200,872
Medical
Diagnostic equipment	125,771	118,131

Industrial
Optical equipment	50,582	51,161
Industrial equipment	21,892	24,726

Total	72,474	75,887

Others and Corporate	30,023	34,787

Consolidated	1,020,882	998,799

Based on the realignment of Canon’s internal management structure, from the fourth quarter ended December 31, 2022, Canon has changed certain product categories and some product sales, which were previously included in Others, have been added to Lithography equipment and are presented as Optical equipment. Also, certain businesses, which were previously included in Office multifunction devices and Others and Corporate, have been presented as Inkjet printers and Others from the beginning of the first quarter of 2023. Operating results for the three and six months ended June 30, 2022 have also been reclassified.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Segment Information (continued)

Information by major geographic area for the six months ended June 30, 2023 and 2022 is as follows:

	Millions of yen
	Japan	Americas	Europe	Asia and Oceania	Total
2023:
Net sales:	439,170	616,575	519,762	416,500	1,992,007

2022:
Net sales:	426,485	582,440	468,668	400,556	1,878,149

Information by major geographic area for the three months ended June 30, 2023 and 2022 is as follows:

	Millions of yen
	Japan	Americas	Europe	Asia and Oceania	Total
2023:
Net sales:	210,419	321,353	265,764	223,346	1,020,882

2022:
Net sales:	205,927	329,770	250,988	212,114	998,799

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(20)	Subsequent Events

On July 3, 2023, Canon borrowed ¥32,000 million under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

On July 3, 2023, Canon Medical Systems Corporation, a subsidiary of the Company, acquired 100% of the issued shares of Minaris Medical Co., Ltd. and Minaris Medical America, Inc., (hereinafter referred to collectively as “Minaris Medical”) from Resonac Corporation. In the medical business, Canon is working to strengthen our core business of diagnostic imaging systems, while also working to expand into areas such as healthcare IT and in vitro diagnostics. This acquisition will allow synergy between Minaris Medical’s diverse solutions in the in-vitro diagnostics business, and Canon’s technologies in the fields of automated biochemical analyzers, diagnostic imaging, and healthcare IT. By leveraging this synergy, Canon will be able to provide added value to meet the demands of the market. Further information related to the accounting for this business combination has not been disclosed, because none of the activities required to complete the initial accounting for this acquisition have been completed as of the issuance date of the consolidated financial statements for the second quarter of 2023.

On June 15, 2023, the Board of Directors of the Company approved a plan to repurchase its own shares under the Article 156, as applied pursuant to Paragraph 3, Article 165, of the Companies Act of Japan, as follows, and the repurchase of its own shares is in progress at the time of filing of the Quarterly Report with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan.

1.

Reason for repurchase: The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2.	Method of repurchase: Market trade

3.	Total number of shares to be repurchased: Up to 16.0 million shares of the Company’s common stock

4.	Total cost of repurchase: Up to ¥50.0 billion

5.	Period of repurchase: From June 16, 2023 to August 21, 2023

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 27, 2023 as below:

1. Total amount of interim cash dividends:

69,939 million yen

2. Amount of an interim cash dividend per share:

70 yen

3. Payment date:

August 25, 2023

Note:

The interim dividend is paid to registered shareholders as of June 30, 2023.